UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  August - September 2009

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On August 19, 2009, Rosetta Genomics Ltd. (“Rosetta”) issued a press release announcing that it had entered into an exclusive distribution agreement with Super Religare Laboratories Limited to market Rosetta’s three currently available microRNA-based diagnostic tests in India, Saudi Arabia, Qatar, and the United Arab Emirates. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

On September 8, 2009, Rosetta issued a press release announcing that it had entered into an exclusive distribution agreement with AXA Diagnostics to market Rosetta’s three currently available microRNA-based diagnostic tests in Italy.  A copy of the press release is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

On September 8, 2009, Rosetta issued a press release announcing its financial results for the second quarter ended June 30, 2009.  A copy of the press release is filed as Exhibit 99.3 hereto and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-153115 and 333-159955.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated August 19, 2009.
99.2	Press release dated September 8, 2009.
99.3	Press release dated September 8, 2009.
99.4*	Amended and Restated License Agreement by and between Max-Planck-Innovation GmbH and Rosetta Genomics Ltd.

*           Confidential treatment has been requested for portions of this exhibit.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: September 9, 2009	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller VP Finance